Exhibit 4.18

D3 MEDICINE LLC

MASTER SERVICES AGREEMENT

This Master Services Agreement (this “Agreement”),  effective 17 March, 2015 (the “Effective Date”), is entered into by and between d3 Medicine LLC, a limited liability company having offices at 4 Century Drive, 2nd Floor, Parsippany, NJ  07054, United States of America (“d3”) and Prana Biotechnology Ltd ACN 080 699 065, a limited liability company having offices at Level 2, 369 Royal Parade, Parkville Victoria 3052 (“Client”) (each herein referred to individually as a “Party,” or collectively as the “Parties”).  In consideration of the covenants and conditions contained herein, the Parties hereby agree to the following:

1.             Services

A.           Services. Subject to the terms and conditions of this Agreement, during the term of this Agreement, d3 shall provide to Client the services described in one or more Statements of Work that reference this Agreement (each, an “SOW,” and such services, the “Services”). The SOW will include, as appropriate, the scope of work, timeline, budget and payment schedule. For each SOW, d3 will designate a project leader who will be available for frequent communications with Client regarding the Services provided under that SOW (the “Project Leader”). For each SOW, Client will designate a Client Contact who will be the point of contact for the Project Leader (the “Client Contact”). Each SOW, upon execution by both Parties, will be subject to the terms and conditions of this Agreement. If there is a conflict between the terms of this Agreement and the terms of an SOW, the terms of this Agreement will control unless the SOW states that a specific provision of this Agreement will be superseded by a specific provision of the SOW.

B.           Changes in Services. Subject to Section 3 (B)(i), neither Party shall change or deviate from an SOW without the prior written consent of the other Party. Unless otherwise specified in an SOW, either Party may reasonably request in writing that revisions be made with respect to the Services or deliverables set forth in that SOW (“Change Order”).  Both Parties will then act promptly and in good faith to consider the Change Order. If a Change Order recites revisions that materially increase or decrease the scope of the Services or the effort required to deliver deliverables under the applicable SOW, then within 10 business days after d3’s receipt or provision of the Change Order, as applicable, d3 will deliver to Client a written, revised SOW reflecting d3’s reasonable determination of the revised Services, deliverables, delivery schedule and payment schedule, if any, that will apply to the implementation of the revisions. If Client approves the revised SOW, then the Parties will execute it, and upon execution, the revised SOW will supersede the then-existing SOW. If Client does not approve the revised SOW within ten business days after its receipt by Client, then subject to the Client’s rights under Section 3 (B)(i), the then-existing SOW will remain in full force and effect, and d3 will have no further obligation with respect to the applicable Change Order.  Notwithstanding the above Change Order procedure, the Parties acknowledge and agree that d3 will continue its performance of all those Services which remain unaffected by a Change Order.

C.           Non-Exclusive. The Services performed for Client are not exclusive to Client and d3 shall continue to be free to perform similar services for other clients, including competitors of Client, using general knowledge, skills, and experience along with concepts, techniques, and know-how used in the performance of the Services.

2.             Fees and Billing

A.          Fees. Client shall pay all fees due according to each SOW (the “Services Fees”). Unless otherwise agreed in a particular SOW, d3 will invoice Client monthly for the fees and expenses specified below) incurred in performing the Services and payment is due within 30 days of the date of the applicable invoice. If any portion of an invoice is disputed, then Client shall pay the undisputed amounts within 30 days of the date of the applicable invoice and the Parties shall use good faith efforts to reconcile the disputed amount as soon as practicable.

Expenses. For each SOW, Client will reimburse d3 for: (i) the reasonable actual travel and living expenses of d3’s personnel engaged in the performance of Services at locations other than d3 facilities; and (ii) all other out-of-pocket expenses payable to d3 according to the SOW.  For Client business, d3’s personnel shall fly economy class unless the flight time is greater than 6 hours in which case they may take competitively priced business class flights. d3 agrees to provide Client with copies of such receipts and other records as may be reasonably necessary for Client to verify the amount and nature of any expenses claimed by d3.

B.           Billing and Payment Terms. Any undisputed amount not paid when due will be subject to finance charges equal to 1.5% per month or the highest rate permitted by applicable law, whichever is less, determined and compounded daily from the date due until the date paid. Client will also reimburse any costs or expenses (including, but not limited to, reasonable attorneys’ fees) incurred by d3 to collect any amount that is not paid when due.

C.           Taxes. Other than federal and state net income taxes imposed on d3, Client will bear all taxes, duties, and other governmental charges (collectively, “taxes”) resulting from this Agreement. Unless otherwise specified in the applicable SOWs, the Service Fees payable to d3 under this Agreement do not include any taxes or other amounts assessed or imposed by any governmental authority.

3.             Term and Termination

A.          Term. This Agreement will be effective commencing on the Effective Date and will continue in effect thereafter for 5 years (or until each Party’s obligations under any then current SOW have been fulfilled), unless and until terminated according to the provisions of this Section 3. This Agreement may otherwise be extended by agreement of the Parties in writing. Each SOW will commence on the specified effective date and will continue until each Party’s obligations under the SOW have been fulfilled or the SOW is terminated as provided in this Section 3.

B.           Termination.

(i)       For Convenience. Client may terminate all or any part of an SOW for convenience by giving d3 at least 30 days’ written notice.

(ii)      Notice of Material Breach. If either Party commits a material breach in the performance of any of its obligations under any SOW, the other Party may give the breaching Party written notice specifying the nature of the breach and the non-breaching Party’s intent to terminate the applicable SOW pursuant to this Section 3.B(ii) if the breach is not cured within 30 days after the date of the notice (or a later date as may be specified in the notice). Without limitation, any failure by Client to timely pay to d3 any amounts to be paid under an SOW will constitute a material breach of this Agreement, and d3 may, without limitation of any of its other rights and remedies available, suspend performance of any Services under that SOW during any time that Client fails to pay any amounts owed to d3. If the breaching Party fails to cure any material breach specified in such notice within 30 days after the date of the notice (or a later date as may be specified in the notice), then the non-breaching Party may terminate the SOW covering the Services with respect to which the breach or default occurred by giving the breaching Party written notice of termination.

(iii)     Effect of Termination. If any SOW is terminated by notice (“termination notice”) in accordance with this Section 3, then, unless otherwise specifically provided for in the applicable SOW, the following will apply: (a) as and from the date of the termination notice, the Parties will cooperate to effect an orderly, efficient, effective and expeditious termination of the Parties’ respective activities under the terminated SOW. d3 shall perform any Services which Client agrees shall be performed by d3 during any applicable notice period at the level warranted by d3 in section 5A; (b) d3 will have no obligation to perform any Services under the terminated SOW after the date when the SOW  terminates pursuant to the termination notice; (c) Client will pay to d3 any Service Fees and other amounts payable for the Services performed under the terminated SOW through the effective date of the termination; (d) any and all liabilities (including non-cancelable costs) accrued pursuant to the SOW prior to the effective date of the termination will survive; and (e) the Parties’ respective rights and obligations under Sections 2, 4, 5.B, 6, 7, 10 and 11 of this Agreement with respect to any Services covered by the terminated SOW will survive.

C.           Return of Materials. Upon the termination of this Agreement, or upon Client’s earlier request, d3 will, at Client’s election, deliver to Client or destroy (with proof of such destruction) all Client Materials (as defined in Section 4.A) that are in d3’s possession or control.

4.             Ownership/Use of Materials

A.           Client Materials. Any data, results, analyses, papers, records, notes, reports, documents or other materials provided by Client to d3 (“Client Materials”) will form part of Client’s Confidential Information (as that term is defined in Section 7) and be used and may only be disclosed by d3 strictly in in accordance with Section 7 solely as required to perform the Services. As between d3 and Client, Client owns the Client Materials. d3 will take reasonable steps to maintain the confidentiality of the Client Materials in accordance with Section 7.

B.           Work Product. For the purpose of this Section 4.B and Section 4C: (i) “Technology” means works of authorship, inventions, discoveries, know how, technology,  improvements, methods, processes, formulas, designs, techniques and scientific and technical information; and (ii) “Work Product” means(a) Technology conceived, discovered, developed or otherwise made by d3, solely or in collaboration with others, in the course of performing the Services; and (b)  reports, advices, analyses and other deliverables supplied by d3 to Client pursuant to an SOW (Deliverables) together with  related  research, research notes, reports, content, diagrams, presentations and presentation materials produced or developed as part of the Services.  The Work Product and all intellectual property rights throughout the world subsisting in the Work Product will be the sole property of Client. For the avoidance of doubt, Work Product does not include the following which is and shall be the sole property of d3 (collectively “d3 IP”): all Technology owned, developed or obtained by or on behalf of d3: (i)  prior to the Effective Date; or (ii) independent of this Agreement and without the use of the Client Materials or other  Client Confidential Information.

C.           d3 hereby grants to Client a non-exclusive, perpetual, worldwide, royalty-free, transferable license of all d3 IP contained in any Work Product provided by d3 to Client under the applicable SOW  to the extent necessary to enable Client to use, copy, modify, and prepare derivative works of the Work Product for its business purposes.

D.           Third Party Products. Any third party products that are provided by d3 in connection with the Services are provided pursuant to the terms of the applicable third party agreement. d3 assumes no responsibility for, and specifically disclaims any liability or obligation with respect to, any third party products.

E.           Miscellaneous.  The material and observations contained in research publications and all Deliverables have been developed from sources believed to be reliable; however, d3 shall have no liability for omissions or errors and no obligation to revise or update any data or conclusions should new information become available or future events occur. The opinions expressed in such reports are subject to change without notice.

5.             Warranty and Disclaimer

A.           Warranty. d3 warrants that d3 will perform the Services in a professional and workmanlike manner in accordance with generally acceptable industry practices and pursuant to the description in the applicable SOW. Client’s sole remedy and d3’s sole obligation pursuant to this warranty shall be for Client to notify d3 in writing of any alleged warranty defect within 30 days after the defective services were performed, and d3 shall use reasonable efforts to re-perform the non-conforming Services.

B.           Disclaimer. EXCEPT AS PROVIDED IN SECTION 5.A, THE SERVICES ARE PROVIDED ON AN “AS IS” BASIS, AND CLIENT'S USE OF THE PRODUCT OF THE SERVICES, INCLUDING ANY WORK PRODUCT OR DELIVERABLES, IS AT ITS OWN RISK. d3 DOES NOT MAKE, AND HEREBY DISCLAIMS, ANY AND ALL OTHER WARRANTIES, WHETHER EXPRESS, IMPLIED OR OTHERWISE, TO ANY PERSON OR ENTITY WITH RESPECT TO THE SERVICES AND MATERIALS PROVIDED HEREUNDER, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUALITY, ACCURACY, NONINFRINGEMENT OR TITLE, AND ANY WARRANTIES ARISING FROM A COURSE OF DEALING, USAGE OR TRADE PRACTICE. d3 WILL NOT HAVE THE RIGHT TO MAKE OR PASS ON ANY REPRESENTATION OR WARRANTY ON BEHALF OF d3 TO ANY THIRD PARTY. d3 DOES NOT WARRANT THAT THE SERVICES WILL BE UNINTERRUPTED OR ERROR-FREE.

6.             Limitation of Liability

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, d3 WILL NOT, UNDER ANY CIRCUMSTANCES, BE LIABLE TO CLIENT FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, INDIRECT, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO LOST PROFITS OR LOSS OF BUSINESS, EVEN IF d3 IS APPRISED OF THE LIKELIHOOD OF THESE DAMAGES OCCURRING. UNDER NO CIRCUMSTANCES WILL d3’S TOTAL LIABILITY OF ALL KINDS ARISING OUT OF OR RELATED TO THIS AGREEMENT AND A GIVEN SOW (INCLUDING BUT NOT LIMITED TO WARRANTY CLAIMS), REGARDLESS OF THE FORUM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, OR OTHERWISE, EXCEED THE TOTAL CONTRACT AMOUNT PAYABLE  BY CLIENT TO d3 UNDER THE SOW FOR ALL SERVICES SPECIFIED IN THE SOW. THIS SECTION 6 WILL NOT APPLY IN RELATION TO BREACHES BY d3 OF SECTION 7.

7.             Confidentiality

A.           Confidential Information. Each Party acknowledges that it will have access to certain scientific, technical and business information that the other Party desires to have treated as confidential, including information regarding products, trials, studies, services, customers or the financial or business operations of the Party. “Confidential Information” means any information disclosed to one Party by the other Party, directly or indirectly, in oral, written, machine readable or other tangible form (including documents, prototypes, samples, or plans) and may also include information disclosed to the disclosing Party by third parties. Except as expressly permitted by this Agreement, each Party shall hold in strict confidence and not use in any way, for its own account or the account of any third party, nor disclose to any third party (except as required by law) any of the other Party's Confidential Information and shall take reasonable precautions to protect the confidentiality of such information.. Each Party acknowledges and agrees that any Confidential Information received or obtained from the other Party will be the sole and exclusive property of the disclosing Party and shall not be used, disseminated or disclosed except to its employees, consultants or sub-contractors on a need to know basis (and provided such disclosees are placed under confidentiality obligations no less onerous than those set out in this Agreement) solely as may be necessary to perform the obligations required under this Agreement. Each Party further agrees to use the same degree of care, but no less than a reasonable degree of care, to protect against the unauthorized disclosure of Confidential Information as it uses to protect its own Confidential Information. The receiving Party shall not remove proprietary notices of the disclosing Party from Confidential Information. The confidentiality obligation will remain in-force for a period of 7 years from the date of disclosure of the applicable Confidential Information.

B.           Exceptions to Confidentiality. The receiving Party shall have no obligation under this Agreement as to information that: (i) is known to the receiving Party at the time of disclosure without an obligation of confidentiality; (ii) is independently developed by the receiving Party without reference to or use of the disclosing Party’s Confidential Information; (iii) becomes known to the receiving Party from another source without confidentiality restriction on subsequent disclosure or use; (iv) is or becomes part of the public domain through no wrongful act of the receiving Party; or (v) is disclosed pursuant to any judicial or governmental request or order; provided that the receiving Party takes reasonable steps to give the disclosing Party sufficient prior written notice so that the disclosing Party may seek (with the reasonable cooperation of the receiving Party and at the disclosing Party’s expense) a protective order to contest or limit the scope of such request or order as much as possible, (however, the obligation to otherwise keep the Confidential Information confidential from other Parties shall not be abrogated by such request or order).

8.             Publicity and Marketing

Except in relation to any communication required to be made by a Party pursuant to applicable law, court order, stock exchange rule, governmental order, decree, regulation or rule or the requirement of any regulatory authority, each Party agrees not to use the other Party’s name in any of its external communications (e.g., advertising, marketing or sales materials or in documentation seeking financial assistance such as a prospectus) without the prior written consent of the other Party.  For any permitted communication, each Party acknowledges that the other Party may refer to it by trade name and trademark solely for the purpose of such communication.

9.             Client Cooperation

In order for d3 to perform its obligations, Client must provide d3 with full, good faith cooperation and timely access to such information as may be required by d3 in order to render the Services, including but not limited to providing correct, accurate and complete data, office accommodations, facilities, equipment, and security access; personnel assistance as may be reasonably requested by d3 from time to time; cooperation with d3, making decisions and communicating information in a timely manner to enable d3 to provide the Services in accordance with the applicable SOW.

Client acknowledges and agrees that d3’s performance of Services is both contingent and dependent upon Client’s cooperation. Accordingly, Client acknowledges that any unreasonable delay by Client may result in d3 being released from an obligation or schedule deadline or in Client having to pay extra Services Fees in order for d3 to meet a specific obligation or deadline despite the delay.

10.           Independent Contractor

A.           d3 and Client are independent contractors and this Agreement will not establish any relationship of partnership, joint venture, employment, franchise, or agency between d3 and Client. Neither d3 nor Client will have the power to bind the other or incur obligations on the other’s behalf without the other’s prior written consent, except as otherwise expressly provided herein. Client is not responsible for withholding or deducting from the compensation of d3’s employees, agents and subcontractors, any sums for federal or state income taxes, social security, unemployment compensation, medical, dental, workers’ compensation or disability insurance coverage, pension or retirement plans or the like. d3 specifically agrees to pay any and all federal and state taxes and other payments lawfully due in connection with the compensation it receives under this Agreement.

11.           General Terms

A.          Government Regulations. Client shall not export, re-export, transfer or make available, whether directly or indirectly, any regulated item or information to anyone outside the U.S. in connection with this Agreement without first complying with all export control laws and regulations which may be imposed by the U.S. Government and any country or organization of nations within whose jurisdiction Client operates or does business.

B.           Assignment and Subcontracting. Neither Party may assign its rights under this Agreement either in whole or in part, including as part of any consolidation, merger, or sale of substantially all of its assets, without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Any attempted assignment without such consent will be void. This Agreement will bind and inure to the benefit of each Party's successors and permitted assigns. d3 must not subcontract all or any part of the Services without the prior written consent of Client. d3 shall remain responsible for any Services performed by any subcontractors to the same extent as if such Services were being performed by d3 itself.

C.           Force Majeure. Except for the obligation to pay money, neither Party will be liable for any failure or delay in its performance under this Agreement due to any cause beyond its reasonable control, including act of war, acts of God, earthquake, flood, embargo, riot, sabotage, labor shortage or dispute, governmental act or failure of the Internet, provided that the delayed Party: (i) gives the other Party prompt notice of such cause, and (ii) uses its reasonable commercial efforts to correct promptly such failure or delay in performance.

D.           Governing Law. This Agreement will be construed pursuant to the substantive law of the State of Victoria, Australia without giving effect to conflicts of laws rules that would result in the application of the laws of another jurisdiction

E.           Dispute Resolution. The Parties agree that any dispute or controversy arising out of, in relation to, or in connection with this Agreement, or the making, interpretation, construction, performance or breach hereof, shall be finally settled by the Courts of Victoria Australia.

F.           Non-Solicitation of Employees. Each Party agrees not to directly solicit the employment of any personnel from either Party or directly encourage such personnel to leave either Party during the period of and for one year after the termination of the last to terminate of the SOWs entered into hereunder. The foregoing restriction shall not apply to those employees of either Party who respond on their own accord to general advertisements of employment by either Party.

G.           Notices. All notices, consents or other communications provided for under this Agreement will be in writing and will be deemed given if delivered by overnight courier (effective on the date of delivery), or by confirmed fax (effective on the business day after the date sent) or by registered or certified mail, return receipt requested, postage prepaid (effective on the date of receipt). Until notice of change of address has been given in the manner provided in this paragraph, notices will be sent to the notice address set forth below.

If to d3:

D3 Medicine LLC

Attention:  Leigh Farrell, Chief Operating Officer

Address:  Monash Institute of Pharmaceutical Sciences, 381 Royal Parade, Parkville Victoria 3052

Fax: TBA

If to Client:

Prana Biotechnology Ltd

Attention: Dianne Angus, Chief Operating Officer

Address: Level 2, 369 Royal Parade, Parkville Victoria 3052

Fax:  +61 3 9348 0377

H.           Modification and Waiver. This Agreement may not be modified or amended except in writing which is signed by authorized representatives of each of the Parties. Either Party's failure to exercise any right or the waiver by either Party of any breach will not prevent a subsequent exercise of such right or be deemed a waiver of any subsequent breach of the same or any other term of the SOW.

I.             Severability. Each provision of this Agreement is intended to be severable and if any provision is determined by a court of competent jurisdiction to be illegal or invalid or unenforceable for any reason whatsoever, such provision will be severed from this Agreement and will not affect the legality or validity or enforceability of the remainder of this Agreement or any other provision hereof.

J.            Entire Agreement. This Agreement, including all documents incorporated herein by reference, constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, and supersedes and replaces any and all prior or contemporaneous discussions, negotiations, understandings and agreements, written and oral, regarding such subject matter. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Parties by their duly authorized representatives have executed this Agreement as of the Effective Date.

D3 MEDICINE, LLC	PRANA BIOTECHNOLOGY LTD
By:	By:

Name:	Name:

Title:	Title:

APPENDIX A

Statement of Work

d3 Medicine, LLC of 4 Century Drive, 2nd Floor, Parsippany, NJ  07054, United States of America (“d3”)

and

[Client Name] of [client address]

RECITALS
1)
This Statement of Work made on [insert date] (the “SOW Date”) is entered into pursuant to the terms and conditions of the Master Services Agreement between the Parties dated [insert execution date of MSA].

Project Name
Project Definition
Project Deliverables
Duration
Hourly Rate
Per Diem Rate
Maximum Fee Cap
Travel & Out-of-Pocket Cost Reimbursement	Company shall reimburse Consultant for all reasonable travel and out-of-pocket expenses incurred by Consultant in performing Services pursuant to this Agreement that are pre-approved by Company.
Invoicing
d3 will invoice Client monthly for the Services Fees and expenses incurred in performing the Services and Client shall pay each invoice within 30 days of the date of the invoice.  All payments to d3 shall be made as follows.

If made by check, payment will be mailed to:

d3 Medicine LLC
4 Century Drive, 2nd Floor
Parsippany, NJ  07054
United States of America

If made by wire transfer, payment will be wired to:

d3 Medicine LLC
Wells Fargo Bank, NA
420 Montgomery City
San Francisco
California 94104
Account number:  5308650281
SWIFT/BIC:  WFBIUS6S

RTN/ABA:  121000248

d3 Contact Details
Name	Title	Email	Telephone

Client Contact Details
Name	Title	Email	Telephone

Payment terms and method
Other
d3 Project Leader
Name	Title	Email	Telephone

Client Contact
Name	Title	Email	Telephone

IN WITNESS WHEREOF, the Parties by their duly authorized representatives have agreed this Statement of Work as of the SOW Date.

D3 MEDICINE, LLC	PRANA BIOTECHNOLOGY LTD
By:	By:

Name:	Name:

Title:	Title: